Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	Via EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Metacrine, Inc.

In Connection with Registration Statement on Form S-1 (File No. 333-248292)

August 31, 2020

Courtney Lindsay

Celeste M. Murphy

Tracie Mariner

Kevin Vaughn

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metacrine, Inc.

Registration Statement on Form S-1

Filed August 24, 2020

File No. 333-248292

Ladies and Gentlemen:

On behalf of Metacrine, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 10 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on July 12, 2018, resubmitted to the Commission on August 24, 2018, July 2, 2020, July 31, 2020 and subsequently filed with the Commission on August 24, 2020 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Stock-Based Compensation Expense, page 71

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

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U.S. Securities and Exchange Commission

August 31, 2020

Page Two

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which does not reflect a [***]-for-[***] reverse stock split of the Company’s capital stock that may be effected prior to the effectiveness of the Registration Statement. The share and per-share numbers in this letter are presented on a pre-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Jefferies LLC, Evercore Group L.L.C. and RBC Capital Markets, LLC, the lead underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a [***]-dollar range (on a post-split basis) within the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and the volatility in the securities markets, including, in particular, the volatility experienced in the market by recent IPO issuers. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Determinations of Fair Value of Common Stock

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Company’s Board of Directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each grant date, including:

•	valuations of the Company’s common stock performed by independent third-party valuation specialists;

•

the Company’s stage of development and business strategy, including the status of research and development efforts of its product candidates, and the material risks related to its business and industry;

•	the Company’s results of operations and financial position, including its levels of available capital resources;

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

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U.S. Securities and Exchange Commission

August 31, 2020

Page Three

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s common stock as a private company;

•	the likelihood of achieving a liquidity event for the Company’s common stockholders, such as an IPO or a sale of the Company, given prevailing market conditions;

•	trends and developments in the Company’s industry; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”). For the valuations performed since 2018, in accordance with the AICPA Practice Aid, the Company used a hybrid method (the “Hybrid Method”) of the Option-Pricing Method (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”) to reflect the expected IPO liquidity scenario, but also to consider other scenarios in the event a near-term IPO does not occur. Under the Hybrid Method, each valuation considered scenarios for an IPO, a sale of the Company, continued operation as a private entity and a dissolution. Once the equity value was determined for each scenario, the Company used the OPM to allocate value in the stay-private and sale scenarios and used the fully-diluted shares outstanding to allocate value in the IPO scenario, in each case before a discount for lack of marketability (“DLOM”) was applied.

The following table summarizes all stock option awards granted by the Company during the past 12 months (no options were granted during the second half of 2019), including the Company’s reassessment of the fair value of its common stock for each option granted during the six months ended June 30, 2020, as described in greater detail under the subsection entitled “Fair Value Reassessment” below:

Option Grant Dates	Number of Shares Subject to Options Granted	Common Stock Retrospective Fair Value Per Common Share for Financial Reporting Purposes		Exercise Price	Intrinsic Value Per Underlying Common Share
March 5, 2020	449,000	$2.06	(1)	$1.30	$0.76
May 24, 2020	2,185,000	$2.06	(1)	$1.30	$0.76
June 9, 2020	5,242,450	$2.06	(1)	$1.30	$0.76
August 6, 2020	50,000		(2)	$2.06		(2)
August 21, 2020	1,315,000		(2)	$2.06		(2)

(1)

At the time of this option grant, the Board determined the fair value of the Company’s common stock after taking into account the Company’s most recently available contemporaneous third-party valuation of its common stock as of such grant date, and other objective and subjective factors as appropriate. However, solely for financial reporting purposes, the fair value of the Company’s common stock at the date of this grant was adjusted in connection with a retrospective fair value assessment using hindsight as further described under the subsection entitled “Fair Value Reassessment” below.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

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U.S. Securities and Exchange Commission

August 31, 2020

Page Four

(2)

No retrospective fair value reassessment was performed with respect to the fair value of these option grants. However, the Company anticipates retrospectively reassessing the fair value of these option grants as further described under the subsection entitled “Explanation of Difference Between the Estimated Fair Value and the Midpoint of the Preliminary Price Range.”

Fair Value Reassessment

In the course of preparing the Company’s consolidated financial statements for the six months ended June 30, 2020, with a retrospective view, the Company reassessed the fair value of its common stock solely for financial reporting purposes for options granted during this period. Relying on hindsight, the Company evaluated its original inputs and the methodologies used to determine the Company’s equity value and the methods the Company used to allocate equity value. Relying on hindsight and in consideration of the Company’s IPO organizational meeting on [***] and the lack of significant internal or external value-generating events between June 30, 2020 and the grant dates of March 5, 2020, May 24, 2020 and June 9, 2020, the Company reassessed the fair values of the Company’s common stock solely for financial reporting purposes as of March 5, 2020, May 24, 2020 and June 9, 2020 to be $2.06 per share consistent with the June 30, 2020 Valuation (as defined below).

The following is a summary of the methodologies used in determining the estimated fair values of the Company’s common stock with the assistance of independent third-party valuation reports for the options listed above.

June 30, 2020 Valuation (Used for Reassessment of Options Granted During the Six Months Ended June 30, 2020 and August 6, 2020 Grants):

The Company obtained a third-party valuation of its common stock as of June 30, 2020 (the “June 30, 2020 Valuation”). In accordance with the AICPA Practice Aid, this valuation used the Hybrid Method to address four probability-weighted scenarios: (1) a stay-private scenario with an estimated time to expiration of one year, (2) a sale scenario assuming a sale in [***], (3) an IPO scenario assuming an IPO in [***] and (4) a dissolution scenario.

In the stay-private scenario, the third-party valuation first determined an equity value by applying a growth factor based on the change in the market index and guideline company market capitalizations between the date of the June 30, 2020 Valuation and prior third-party valuations. Then, the OPM was used to allocate the equity value across the Company’s classes and series of capital stock to determine the fair value of the Company’s common stock. In the stay-private scenario the value of the Company’s common stock to be $[***] per share on a marketable basis as of June 30, 2020. The third-party valuation then applied a [***]% DLOM to adjust the value, which indicated the value of the Company’s common stock on a non-marketable basis to be $[***] per share as of June 30, 2020.

In the sale scenario and the IPO scenario, the third-party valuation first reviewed comparable transactions of similar companies (e.g., standard industry classification code, development stage, business model, and industry focus) to determine an equity value. The equity value was determined based on the Market Value of Invested Capital (“MVIC”) of guideline companies. The sale scenario then used the OPM to allocate the equity value of the common stock, which was determined to be $[***] per share on a marketable basis after discounting to present value based on a discount rate of [***]%. The third-party valuation then applied a DLOM of [***]% to adjust the value, which indicated that the value of the Company’s common stock on a non-marketable basis to be $[***] per share. The IPO scenario allocated the equity value on a fully-diluted basis assuming conversion of all preferred stock into common stock, resulting in a value of the common stock of $[***] per share on a marketable basis after discounting to present value based on a discount rate of [***]%. The third-party valuation then applied a DLOM of [***]% to adjust the value, which indicated the value of the Company’s common stock to be $[***] per share on a marketable basis.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

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U.S. Securities and Exchange Commission

August 31, 2020

Page Five

Based on discussions with management, the stay-private scenario was assigned a weight of [***]%, the sale scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. A dissolution scenario was assigned a weight of [***]%. In selecting these probabilities, consideration was given to the fact that the Company had not yet filed the Registration Statement, and significant company-specific risk remained surrounding the success of the Company’s product candidates, among other systemic risks in the biotechnology industry and markets, including as a result of the COVID-19 pandemic. These weights were applied to the respective fair values under each scenario to determine a fair value of the common stock as of June 30, 2020 of $2.06 per share utilizing the Hybrid Method.

As of August 6, 2020, the Board determined that the estimated fair value of the Company’s common stock was $2.06 per share (the “Estimated Fair Value”) in consideration of the June 30, 2020 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the June 30, 2020 Valuation and the August 6, 2020 grant date that were not anticipated in the June 30, 2020 Valuation. In addition, as noted above, in its reassessment of the fair values of the Company’s common stock as of March 5, 2020, May 24, 2020 and June 9, 2020, the Company determined that the fair value as of such dates was consistent with the Estimated Fair Value.

August 15, 2020 Valuation (Used for August 21, 2020 Grants):

The Company obtained a third-party valuation of its common stock as of August 15, 2020 (the “August 15, 2020 Valuation”). In accordance with the AICPA Practice Aid, this valuation again used the Hybrid Method to address four probability-weighted scenarios: (1) a stay-private scenario with an estimated time to expiration of 11 months, (2) a sale scenario assuming a sale in [***], (3) an IPO scenario assuming an IPO in [***] and (4) a dissolution scenario.

In the stay-private scenario, the third-party valuation first determined an equity value by applying a growth factor based on the change in the market index and guideline company market capitalizations between the date of the August 15, 2020 Valuation and the June 30, 2020 Valuation. Then, the OPM was used to allocate the equity value across the Company’s classes and series of capital stock to determine the fair value of the Company’s common stock. In the stay-private scenario the value of the Company’s common stock to be $[***] per share on a marketable basis as of June 30, 2020. The third-party valuation then applied a [***]% DLOM to adjust the value, which indicated the value of the Company’s common stock on a non-marketable basis to be $[***] per share as of August 15, 2020.

In the sale scenario and the IPO scenario, the third-party valuation first reviewed comparable transactions of similar companies (e.g., standard industry classification code, development stage, business model, and industry focus) to determine an equity value. The equity value was determined based on the MVIC of guideline companies. The sale scenario then used the OPM to allocate the equity value of the common stock, which was determined to be $[***] per share on a marketable basis after discounting to present value based on a discount rate of [***]%. The third-party valuation then applied a DLOM of [***]% to adjust the value, which indicated the value of the Company’s common stock on a non-marketable basis to be $[***] per share. The IPO scenario allocated the equity value on a fully-diluted basis assuming conversion of all preferred stock into common stock, resulting in a value of the common stock of $[***] per share on a marketable basis after discounting to present value based on a discount rate of [***]%. The third-party valuation then applied a DLOM of [***]% to adjust the value, which indicated the value of the Company’s common stock on a non-marketable basis to be $[***] per share. The [***] in the value under the IPO scenario compared to the June 30, 2020 Valuation was primarily due to [***] in the equity value in the August 15, 2020 Valuation based on preliminary feedback received during “testing the waters” meetings, offset by [***] in the probability of an IPO from [***]% to [***]%.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

August 31, 2020

Page Six

Based on discussions with management, the stay-private scenario was assigned a weight of [***]%, the sale scenario was assigned a weight of [***]% and the IPO scenario was assigned a weight of [***]%. A dissolution scenario was assigned a weight of [***]%. In selecting these probabilities, consideration was given to the fact that the Company had not yet filed the Registration Statement, and significant company-specific risk remained surrounding the success of the Company’s product candidates, among other systemic risks in the biotechnology industry and markets, including as a result of the COVID-19 pandemic. These weights were applied to the respective fair values under each scenario to determine a fair value of the common stock as of August 15, 2020 of $2.06 per share utilizing the Hybrid Method.

As of August 21, 2020, the Board determined that the estimated fair value of the Company’s common stock was $2.06 per share (consistent with the Estimated Fair Value) in consideration of the August 15, 2020 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the August 15, 2020 Valuation and the August 21, 2020 grant date that were not anticipated in the August 15, 2020 Valuation.

Explanation of Difference Between the Estimated Fair Value and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the Estimated Fair Value and the Preliminary Price Range is the result of the following key factors, among others:

•

The Hybrid Method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the stay private scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability.

•

The June 30, 2020 Valuation estimated a fair value of the Company’s common stock on that date to be $[***] per share in the IPO scenario prior to applying a discount rate and DLOM, assuming the IPO occurred in [***], which such value is above the Preliminary Price Range. Similarly, the August 15, 2020 Valuation estimated a fair value of the Company’s common stock on that date to be $[***] per share in the IPO scenario prior to applying a discount rate and DLOM, assuming the IPO occurred in [***], which such value is within the Preliminary Price Range.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

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U.S. Securities and Exchange Commission

August 31, 2020

Page Seven

•

The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the Estimated Fair Value represents an estimate of the fair value of the shares that were then illiquid (as reflected by the DLOM applied in each), might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

As described in the Registration Statement, the Company advanced its Phase 1 clinical trial of MET642 in healthy volunteers by administering multiple doses in both the single-ascending dose and multiple-ascending dose cohorts, which were deemed to be generally well-tolerated with no serious adverse events.

•	The Company’s MET409 product candidate was granted fast drack designation by the U.S. Food & Drug Administration on August 20, 2020.

•	The Company conducted additional “testing the waters” meetings and received additional feedback on the Company’s potential value.

•	The Company filed the Registration Statement with the Commission on August 24, 2020.

•

Updated market conditions used in the determination of the Preliminary Price Range based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the Estimated Fair Value is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range.

The Company also advises the Staff that assuming the Company prices its IPO in [***], as currently planned, once the actual IPO price has been determined, the Company anticipates retrospectively reassessing, solely for financial accounting purposes, the common stock fair value related to the options granted on August 6, 2020 and August 21, 2020. In the course of preparing this letter, the Company determined that such retrospective reassessment would be appropriate due to, among other things, the close proximity of such grant dates to the filing of the Registration Statement with the Commission on August 24, 2020 and the anticipated commencement of the Company’s road show in [***].

Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

*         *         *

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

August 31, 2020

Page Eight

Please contact me at (858) 550-6088 or Carlos Ramirez at (858) 550-6157 with any questions or further comments regarding our response to the Staff’s comment. Thank you for your assistance.

Sincerely,

/s/ Karen E. Deschaine

Karen E. Deschaine

of Cooley LLP

cc:	Preston Klassen, M.D., Metacrine, Inc.

Patricia Millican, Chief Financial Officer, Metacrine, Inc.

Carlos Ramirez, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com